BANCO ITAU S.A.
CNPJ - 60.701.190/0001-04                                      NIRE. 35300023978
                            A Publicly Listed Company

            MEETING OF THE ADMINISTRATIVE COUNCIL OF NOVEMBER 6 2002

         On November 6 2002, the legal quorum being present, the Administrative Council of BANCO ITAU S.A. met at the Company's corporate headquarters, under the presidency of Dr. Jose Carlos Moraes Abreu, Vice-President, for the purpose of examining the composition of the Company's Board of Directors for the present annual term of office, which will terminate with the inauguration of those elected at the first meeting of the Administrative Council after the 2003 Annual General Meeting.

         After examining the provisions of article 8,8.1, of the articles of association, the Councilors unanimously decided:

a) to maintain the composition of the current Board of Directors, as elected by this Administrative Council at its meeting on May 2 2002, and pursuant to the alterations authorized in meetings on August 5, September 25, October 14, October 15 and November 4 2002, with the exception of ANIBAL MALGEUIRO MOREIRA, Managing Director, who will cease to exercise his functions as from this date;

b) Consequently, for the remainder of the current annual term of office, the Board of Directors will be composed of 74 (seventy four) positions, comprising 73 (seventy three) persons, bearing in mind the accumulation of the positions of President and CEO. Of these positions on the Board, 20 (twenty) will comprise the Executive Board, as follows: President and CEO, 2 (two) Senior Vice-Presidents, 7 (seven) Executive Vice-Presidents, one Legal Consultant and 8 (eight) Executive Directors, while the remainder, not members of the Executive Board, will consist of 8 (eight) Senior Managing Directors and 46 (forty six) Managing Directors.

         There being no further matter on the agenda, these minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, November 6 2002. (signed) Jose Carlos Moraes Abreu, Alfredo Egydio Alruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida and Sergio Silva de Freitas - Councilors.


 I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE ORIGINAL TRANSCRIBED IN THE
                                MINUTES REGISTER
                         Sao Paulo-SP, November 6 2002.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director